JEFFREY G. KLEIN, P.A.
301 Yamato Road Suite 1240
Boca Raton, Florida 33431

Telephone: (561)953-1126	Telefax: (561)994-6693
Email: jklein@jkleinlegal.com

February 3, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:

Re:         DNA Precious Metals, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed  March 26, 2014
Amendment No. 2 to Form 10-K for the year ended December 31, 2013 filed
December 31,  2014
Response Letter dated December 24, 2014

File No. 000-54937

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated  January 13, 2015.

1.           With respect to comment No.1, we have amended the disclosure with respect to the effectiveness of the Company’s internal controls over financial reporting  to read as follows:

Item 9A.  Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Our disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Our chief executive officer and chief financial officer, with assistance from other members of our management, have reviewed the effectiveness of our disclosure controls and procedures as of December 31, 2013 based on their evaluation, have concluded that the disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the year ended December 31, 2013 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as that term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our principal executive and principal financial officers, we assessed, as of December 31, 2013, the effectiveness of our internal control over financial reporting. This assessment was based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on our assessment using those criteria, management concluded that our internal control over financial reporting as of December 31, 2013 were effective.

Internal control over financial reporting is defined as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

·	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

·
provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and

·	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

·
A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met.  Because of the inherent limitations of any internal control system, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected.

This Annual Report on Form 10-K does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report on Form 10-K.

Evaluation of Changes in Internal Controls over Financial Reporting

There was no change in the internal control over financial reporting that occurred during the fiscal year ended December 31, 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting for the year ended December 31, 2014.

2.           With respect to comment No. 2, and the reasons for capitalizing the costs of cite development  please be advised that:

As reflected in Note 4 to the Consolidated Financial Statements, we have capitalized certain costs which include land, buildings, computer equipment, office equipment, mill equipment and vehicles. All of the items contained in Note 4 relate to the capital assets, and are not development in nature. The Company capitalized these assets in accordance with Concepts Statements #6, whereby …”assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events”. All the fixed assets capitalized by the Company have future benefit, and are not expenditures related to mining activities.We have commenced depreciation for the items that have been placed into service, and have not depreciated any fixed assets that are not currently in service. With respect to the buildings and the mill equipment, those items have not been depreciated at this time as we are still in the process of completing the assembly of the equipment and completion of the building. We are an exploration stage company, any costs of lease, exploration, carrying and retaining unproven mineral lease properties are expensed as incurred. We expense all mineral exploration costs as incurred as we are still in the exploration stage. If we identify proven and probable reserves in our investigation of our properties and upon development of a plan for operating a mine, we would enter the development stage, and capitalize future costs until production is established. When a property reaches the production stage, the related capitalized costs are amortized using the units-of-production method over the estimated life of the proven and probable reserves. If in the future we capitalize mineral properties, these properties will be periodically assessed for impairment. To date, we have not established the commercial feasibility of any exploration prospects; therefore, all costs are being expensed.

ASC 930-805, “Extractive Activities-Mining: Business Combinations” (“ASC 930-805”), states that mineral rights consist of the legal right to explore, extract, and retain at least a portion of the benefits from mineral deposits. Mining assets include mineral rights. Acquired mineral rights are considered tangible assets under ASC 930-805. ASC 930-805 requires that mineral rights be recognized at fair value as of the acquisition date. As a result, the direct costs to acquire mineral rights are initially capitalized as tangible assets. Mineral rights include costs associated with acquiring patented and unpatented mining claims.

ASC 930-805-30-1 and 30-2 provides that in fair valuing mineral assets, an acquirer should take into account both:

The value beyond proven and probable reserves (“VBPP”) to the extent that a market participant would include VBPP in determining the fair value of the assets.

The effects of anticipated fluctuations in the future market price of minerals in a manner that is consistent with the expectations of market participants.

Note that no mineral rights are included in fixed assets, and they are maintained in a separate balance sheet caption.

Our fixed assets are stated at cost, less accumulated depreciation. Depreciation will be provided using the straight-line method over the estimated useful lives of the related assets when those assets are placed into service. Costs of maintenance and repairs will be charged to expense as incurred.

The Company is an exploration stage company that is in the business of identifying mineral claim rights in Canada and the United States.

Quebec, the provincial government does not issue permits for production to mining companies if they are not economically feasible.  The Quebec provincial government has a department of engineers that overlook all permit requests before issuing the permits for production.  This is the only place in all of North America that operates in this fashion. The Company has obtained the necessary provincial permits.

The Company is an exploration stage company as defined in ASC 915. The Company has made significant capital investments on a processing mill and related infrastructure pertaining to a mining site described earlier. The construction of the processing mill structure was commenced in the fourth quarter of fiscal 2012 and completed in the first quarter of fiscal 2013. Also, significant infrastructure work related to the processing mill has been completed. Presently, the infrastructure construction includes the foundation, a 16,000 sq./ft. steel structure building and water and power supply installations. The Company has completed all the access infrastructural work to the future site where the milling facilities will be located.

On September 14, 2012, the Company received a Certificate of Authorization, from the Quebec Provincial Government, with respect to operating a gravitimetric circuit to process the mining residues, or tailings, located on the Montauban Mine Property. On March 13, 2014, the Company received another Certificate of Authorization, also from the Quebec Provincial Government, with respect to operating a cyanization circuit to process the mining residues located on the Montauban Mine Property. Previously, on February 28, 2014, the Company received approval, from the Quebec Provincial Government, for the Restoration Plan on the Montauban Mine Property which will be implemented subsequent to the Company’s processing of the mining residues (tailings) on the site. The two (2) Certificates of Authorization issued to the Company will allow for the construction and installation of equipment facilities to recuperate mica (muscovite) and precious metals (gold and silver) from the mining residues (tailings) located on the Montauban Mine Property.

The Company is entitled to certain exploration tax credits for the exploration expenditures they have incurred from the Canadian federal government and the government of the Province of Quebec. Some of the tax credits available from the Province of Quebec are in the form of cash. Qualifying expenditures include exploration costs and salaries to conduct the activities of the Company. During the year ended December 31, 2012, the Company received $108,284 in tax credits for qualifying expenditures. During the year ended December 31, 2013, the Company received $111,095 in tax credits for qualifying expenditures.

The Property is composed of 103 mining claims totaling 3600 hectares located in the Montauban-les-Mines sector of the Notre-Damede-Montauban municipality, in the Montauban Township, Portneuf County, Province of Quebec, Canada. The Property is located 120 km east of Quebec City and 80 km north of Trois-Rivières. The Property is located one kilometer west of Montauban-les-Mines with multiple land accesses. Manpower, water and electric power are easily available within the very same distance.

The following information has been extrapolated from a report (Form 43-101)  prepared by an independent geologist.

A.

Metallurgical tests were conducted on material sampled during the first phase of the 2010 percussion drilling at the Anacon Lead 1 tailings site. The average head grades are 0.28 g/t for gold and 27.1 g/t for silver. The gold grade in the cyanidation tail is very stable. If the operating grind is 90% pass 200 mesh and the tailings grade after cyanidation is 0.03 g/t, the gold recovery will be 91.6%. The operating recovery was determined to be 77% for silver.

Also at the Anacon Lead 1 tailings site, mineralogical tests were conducted on material sampled during the second phase of percussion drilling. The objective was to maximize mica recovery. The most efficient test comprises the following steps: 1) sieving the feed at 100 mesh; 2) sending the coarse fraction to the Humphrey spiral which separates the sample into light, intermediate and heavy fractions; and 3) passing the intermediate fraction three times through the Humphrey spiral and the light fraction one last time. Mica from the reject of the light fraction and from the remaining intermediate fraction was concentrated by elutriation. This method produced a mica concentrate representing 4.2% of the initial sample weight.

InnovExplo used the 2010 percussion drilling program data to estimate the resources at the Anacon Lead 1 tailings site. InnovExplo verified all the calculations for the 95 density determinations and also compared each of the 199 gold and silver assay results supplied by DNA to the original laboratory assay certificates; no discrepancies were observed.

The mineral resource estimate for the Anacon Lead 1 tailings site was made using 3D block modelling. The inverse distance squared (ID2) interpolation method was applied to one 3D solid with a strike-length of 685 metres, a width up to approximately 195 metres, and a vertical depth of 45 metres below surface. A statistical analysis of the assays was performed using the raw analytical data for a total of 199 diamond drill hole samples, all of which fall within the mineralized solids. Based on these studies, a capping grade of 2.0 g/t was used for gold 125.0 g/t for silver. The search ellipsoids dimensions were set at 1.5 times the average drill spacing of 30 metres in plan view (45 m), and at 10 metres in the vertical direction. For the first pass, the search radiuses for both gold and silver were 45m x 45m x 10m, and 90m x 90m x 20m for the second pass. A fixed density of 1.71 g/cm3 was applied to all material.

Based on the density of the processed data, the search ellipse criteria, the specific interpolation parameters and the confidence in the information provided, InnovExplo has classified the entire mineral resource in the Indicated category. InnovExplo estimates that the Anacon Lead 1 tailings site has an Indicated resource of 462,000 tonnes grading 0.31 g/t Au (4,570 ounces of gold) and 32.68 g/t Ag (485,630 ounces of silver), representing a Recoverable Metal Value (RMV) of $31 per tonne.

B.

Indicated Mineral Resource: that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

C.

Based on the density of the processed data, the search ellipse criteria, the specific interpolation parameters and the confidence in the information provided, InnovExplo has classified the entire mineral resource in the Indicated category. InnovExplo estimates that the Anacon Lead 1 tailings site has an Indicated resource of 462,000 tonnes grading 0.31 g/t Au (4,570 ounces of gold) and 32.68 g/t Ag (485,630 ounces of silver), representing a recoverable metal value (RMV) of $31 per tonne.

D.

The estimate is compliant with CIM standards and guidelines for reporting mineral resources and reserves. The notion of cut-off was applied to the Recoverable Metal Value (RMV) of the entire tailings site since one of the objectives of the project is to neutralize the acid generation potential of all the Anacon Lead 1 tailings site; it is the issuer’s intention that no unprocessed material be left behind. A RMV higher than the conceptual operation cost of $20 per tonne is necessary for economic extraction of the resources.

In conclusion, the Anacon Lead 1 tailings site represents a fully permitted project with principal infrastructures already in place. It has the support of the host community. The possible production of a marketable mica concentrate could increase the value of the project

Development costs are capitalized beginning after proven and probable mineral reserves have been established. Development costs include costs incurred resulting from mine pre-production activities undertaken to gain access to proven and probable reserves, including shafts, adits, drifts, ramps, permanent excavations, infrastructure and removal of overburden. Additionally, interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Carrying amounts assigned to VBPP are not charged to expense until the VBPP becomes associated with additional proven and probable mineral reserves and the reserves are produced or the VBPP is determined to be impaired. Additions to proven and probable mineral reserves for properties with VBPP will carry with them the value assigned to VBPP at the date acquired, less any impairment amounts.

Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.

An asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others' access to it, and (c) the transaction or other event giving rise to the entity's right to or control of the benefit has already occurred. Assets commonly have other features that help identify them—for example, assets may be acquired at a cost and they may be tangible, exchangeable, or legally enforceable. However, those features are not essential characteristics of assets. Their absence, by itself, is not sufficient to preclude an item's qualifying as an asset. That is, assets may be acquired without cost, they may be intangible, and although not exchangeable they may be usable by the entity in producing or distributing other goods or services. Similarly, although the ability of an entity to obtain benefit from an asset and to control others' access to it generally rests on a foundation of legal rights, legal enforceability of a claim to the benefit is not a prerequisite for a benefit to qualify as an asset if the entity has the ability to obtain and control the benefit in other ways.

The kinds of items that qualify as assets under the definition are also commonly called economic resources. They are the scarce means that are useful for carrying out economic activities, such as consumption, production, and exchange.

The common characteristic possessed by all assets (economic resources) is "service potential" or "future economic benefit," the scarce capacity to provide services or benefits to the entities that use them. In a business enterprise, that service potential or future economic benefit eventually results in net cash inflows to the enterprise.

Conclusion:

Based on all of this criteria, the Company has determined that the land, buildings and mill equipment have been correctly classified as an asset.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours, /s/ Jeffrey G. Klein Jeffrey G. Klein Counsel For DNA Precious Metals, Inc.

DNA PRECIOUS METALS INC.
(Stationary)

February 3, 2015

Securities and Exchange Commission
Washington, D.C.

Re:
DNA Precious Metals, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed  March 26, 2014
Amendment No. 2 to Form 10-K for the year ended December 31, 2013 filed
December 31,  2014
Response Letter dated December 24, 2014

File No. 000-54937

Dear Sir/Madam:

The following is filed in connection with the comment letter dated  January 13, 2015.

The undersigned, on behalf of DNA Precious Metals, Inc.  acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/James Chandik
James Chandik,  Director